UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2017

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 18, 2017, Concordia International Corp. filed materials relating to its Annual General and Special Meeting of Shareholders to be held on June 9, 2017, on SEDAR at www.SEDAR.com. In conjunction with this announcement Concordia International Corp. is filing the following exhibits:

Exhibit 99.1	Notice of Meeting and Management Information Circular for the Annual General and Special Meeting of Shareholders of Concordia International Corp. dated May 8, 2017.

Exhibit 99.2	Form of Proxy for the Annual General and Special Meeting of Shareholders of Concordia International Corp.

Exhibit 99.3	Voting Instruction Form for the Annual General and Special Meeting of Shareholders of Concordia International Corp.

Exhibit 99.4	Certificate dated May 18, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ Francesco Tallarico
Name:	Francesco Tallarico
Title:	Chief Legal Officer & Secretary

Date: May 18, 2017

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Notice of Meeting and Management Information Circular for the Annual General and Special Meeting of Shareholders of Concordia International Corp. dated May 8, 2017.
Exhibit 99.2	Form of Proxy for the Annual General and Special Meeting of Shareholders of Concordia International Corp.
Exhibit 99.3	Voting Instruction Form for the Annual General and Special Meeting of Shareholders of Concordia International Corp.
Exhibit 99.4	Certificate dated May 18, 2017.